

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Michael Nazak
Chief Financial Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, California 95138

> **Re: Aridis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 8, 2020**
> **File No. 001-38630**

Dear Mr. Nazak:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations
Research and Development Expenses, page 112

1. We note your disclosure on page 109 that you "have no historically allocated resources specifically to our individual clinical programs." This appears to conflict with the breakdowns of research and development expenses by product candidate in your initial registration statement. Please revise your disclosure to provide a breakout of your periodic research and development expenses by major development program or product candidate. Otherwise, tell us and disclose when and why you stopped tracking by product candidate.

Item 9A. Controls and Procedures, page 116

2.   Revise to disclose whether your evaluations of your Disclosure Controls and Procedures
        and Internal Controls over Financial Reported concluded that your controls were effective
        or ineffective. Similarly, revise your disclosure in your March 31, 2020 Form 10-Q to
        disclose whether your Disclosure Controls and Procedures were effective or
        ineffective. Refer to Items 307 and 308 of Regulation S-K.

Item 15. Exhibits and Financial Statements, page 120

3.   Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to
        conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to
        internal controls over financial reporting (ICFR). In this regard, the introductory sentence
        in paragraph 4 should refer to ICFR as defined in the Exchange Act and *certification* 4(b)
        should discuss your obligations related to ICFR. Similarly, please amend your Form 10-Q
        for the quarterly period ended March 31, 2020 to provide corrected certifications.

Cystic Fibrosis Foundation Development Agreement , page F-26

4.   You have determined that the CFF agreement has a single performance obligation, that
        milestone payments are variable consideration, and that revenue is recognized for the
        single performance obligation by measuring progress using the input (cost-to-cost)
        method. On page 27 of your 10-Q for the period ended March 31, 2020, you disclose that
        the $1.0 million of grant revenue recognized during the quarter ended March 31, 2019 was
        due to achievement of a milestone under the grant award from the CFF. Please explain to
        us your methodology for recognizing revenue from milestone payments under ASC 606.
        Revise your disclosure as necessary to provide additional clarification of your accounting
        for this agreement. Refer to specific accounting guidance in your response.

Notes to Consolidated Financial Statements
6. Collaboration, Development and License Agreements
Serum License Agreement , page F-27

5.   You state that the performance obligation related to the licenses and know-how has
        standalone functionality and should be recognized at a point in time, but that the
        performance obligation has not been satisfied as of December 31, 2019 or March 31,
        2020. Tell us and disclose your criteria for satisfying that performance obligation and
        when you expect it to be satisfied.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences